Exhibit 6.3

INDEPENDENT CONSULTING AGREEMENT

THIS AGREEMENT made as of the 01st day of June 2019 (the “Effective Date”). BETWEEN:

QUARA DEVICES INC., a corporation incorporated under the laws of the State of Wyoming. (the “Company”)

AND:

KFR Tech, LLC, having its business office at 703 Harts Gardens Lane, Fort Collins, CO. 80521 (the “Consultant”)

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained the parties hereto agree as follows:

1.	Principal. The “Principal” of the Consultant is Kenneth Reardon.

2.	Services. The Company agrees to engage the Consultant to provide services to the Company, including but not limited to those services described in Schedule A attached hereto (the “Services”), as required by the Company from time to time, and to appoint the Principal as the Chief Science Officer of the Company.

3.	Representations and Warranties. The Consultant represents and warrants that:

(a)	The Consultant has the required qualifications, skills and experience to perform the Services;

(b)	The Consultant will only engage the services of Kenneth Reardon to perform the Services on behalf of the Consultant.

(c)	the Consultant will comply with all applicable laws and regulations in the course of providing the Services; and

(d)	the Consultant will not, by carrying out the Services, be in a position of conflict of interest with the Company or with any third party, and will not provide services to any other person during the term of this agreement which may create such a conflict of interest, provided however that if the Consultant can foresee a conflict of interest he may proceed with the conflicted relationship with the prior agreement of the Chief Executive Officer or Chairman of the Company. Notwithstanding anything to the contrary contained in this Agreement, it is expressly acknowledged and agreed to by the parties that Consultant is currently engaged in performing services related to sensors for OptiEnz Sensors LLC and Colorado State University (the “Third Party Services”). The parties agree that (i) the Third Party Services are not in conflict with the Consultant’s Services under this Agreement, (ii) the Consultant may continue the Third Party Services during the term of this Agreement, and (iii) Consultant’s performance of the Third Party Services shall not constitute a violation of this Agreement whatsoever.

Quara Devices Inc.

1623 Central Avenue, Ste. 204,

Cheyenne, WY 82001.

4.	Term. This Agreement shall take effect as of the Effective Date and shall continue in effect for a term of one (1) year (Initial Term) thereafter renewing on June 01, 2020 for a term of one (1) year (Continuing Term) thereafter renewable by mutual agreement of the parties on the anniversary of the Effective date for successive one-year terms, unless terminated earlier pursuant to clause 15 hereof.

5.	Relationship of Parties. The Consultant shall provide the Services to the Company on a non- exclusive basis and the Consultant shall be free to provide the Third Party Services as well as other services to third-parties during the Term, provided however that the Consultant shall not provide such services to third parties in such a way that is inconsistent with any provisions hereof, or that so occupy the Consultant’s time and efforts as to impair or diminish the quality, professionalism or performance of the Services provided to the Company hereunder. It is expressly agreed, represented and understood that the parties have entered into an arms’ length independent contract for the rendering of the Services and that the Consultant is not an employee of the Company.

6.	Fees for Services. In exchange for the Services, the Company shall pay to the Consultant fees based upon the following:

(a)	For the Initial Term including up to 40 hours of service per month, a monthly fee of $5,000 will be paid. The initial term fees will be accrued and not paid until 15 days after Quara completes a financing, conducted after the effective date, of not less than $2,500,000.

(b)	By mutual agreement between the Consultant and the Executive Chairman of the Company it is deemed necessary that the hours of service per month are to exceed 40 hours per month, the Consultant shall invoice the Company for the hours in excess of 40 hours at the rate of $125 per hour and the Company shall pay such invoice within 15 days of receipt of the invoice.

(c)	a one-time signing bonus of two times the Initial Term monthly fee on such date as the initial term monthly fees are first paid.

(d)	For the Continuing Term, a monthly fee to be agreed upon by the parties prior to the commencement of the Continuing Term but in no case less than the Initial Term monthly fees;

(e)	The Consultant will be eligible to participate in any future bonus or benefit programs commensurate with the senior officer position.

7.	Stock Option Offer. In addition to the fees mentioned under clause 6, and as further consideration for the Consultant agreeing to enter into this Agreement, the Company will, at such time as the Company has completed a Founders and Seed round, grant to the Consultant’s principal Kenneth Reardon, 150,000 stock options of the Company exercisable into common shares of the Company at $0.25 per share for a period of 10 years and, 150,000 stock options of the Company exercisable into shares of the common stock of the Company at $2.50 per share for a period of 10 years all in accordance with the terms of a stock option agreement to be entered into between the parties. Stock Options will vest as per the stock option agreement.

Quara Devices Inc.

1623 Central Avenue, Ste. 204,

Cheyenne, WY 82001.

8.	Reporting. The Consultant will report to the Executive Chairman of the Company or other designated nominee. The Consultant will be based in Colorado but agrees that he will make such visits to the Company’s offices and labs, third party facilities, conferences or elsewhere, periodically throughout the year when required, with consideration to the timing of previous commitments to Third Parties.

9.	Expenses. The Company will reimburse the Consultant for reasonable expenses incurred in the performance of the Services after the Consultant submits an expense report with appropriate supporting documentation.

10.	Policies and Rules. The Consultant must comply with all applicable laws, regulations, policies, and rules implemented or amended by the Company, from time to time, which are brought to the Consultant’s notice or of which the Consultant should reasonably be aware.

11.	Indemnity. The Consultant shall indemnify and save harmless the Company, its officers, directors, consultants and agents (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from:

(a)	any and all claims, actions, losses, expenses, costs or damages of every nature and kind whatsoever which any of the Indemnified Parties may suffer as a result of the negligence, willful misconduct or the default of the Consultant in the performance or non- performance of the Services; and

(b)	any and all costs, charges, legal fees and expenses reasonably incurred by the Company in connection with defending any civil, criminal, statutory or administrative action, proceeding or other remedy with respect to any such alleged liability.

12.	Intellectual Property and Confidential Information

12.1	Intellectual Property. The term “Intellectual Property” shall mean any and all confidential and/or proprietary knowledge, data, or information of Company. “Intellectual Property” includes, but is not limited to, (a) trade secrets, inventions, mask works, ideas, processes, formulae, source and object code, data, programs, other works of authorship, know-how, improvements, discoveries, developments, designs, and techniques (hereinafter collectively referred to as “Inventions”); and (b) information regarding plans for research, development, new products, marketing and selling, business plans, budgets and unpublished financial statements, licenses, prices and costs, suppliers, and customers (including customer lists); (c) information regarding the skills and compensation of other Consultants of the Company; and (d) sales and marketing techniques or procedures, operations, potential acquisitions, new location plans, perspective and executed contracts and other business relationships or arrangements. Notwithstanding the foregoing, it is understood that at all such times Consultant is free to use information which is generally known in the trade or industry, which is not gained as a result of a breach of this Agreement, or which results from Consultant’s own, skill, knowledge, know-how, and experience to whatever extent and in whichever way it wishes, including the Third Party Services, subject to the other terms and conditions of this Agreement.

Quara Devices Inc.

1623 Central Avenue, Ste. 204,

Cheyenne, WY 82001.

12.2	Confidentiality. Consultant acknowledges and understands that the Company has exerted great efforts and expense to develop its Intellectual Property as defined above and that such Intellectual Property is very difficult to protect and is extremely valuable to the Company. In order to protect the Company’s very valuable Intellectual Property, Consultant agrees not to, at any time during or after its engagement with the Company, directly or indirectly, divulge, disclose or communicate to any person, firm or corporation in any manner whatever any Intellectual Property of the Company. While engaged as a consultant of the Company, Consultant may only use Intellectual Property concerning any matters affecting or relating to the Company or the business of the Company for a purpose which is necessary to the carrying out of its duties as an Consultant of the Company, and Consultant may not make use of any Intellectual Property of the Company after it is no longer an Consultant of Company. Consultant agrees to the above without regard to whether all of the above matters will be deemed confidential, material or important, it being stipulated by the parties that all Intellectual Property, whether written or otherwise, is presumed to be important, material and confidential information of Company for purposes of this Agreement, except to the extent that such information may be otherwise lawfully and readily available to the public or trade industry. Consultant agrees that all of the Intellectual Property is owned exclusively by Company and shall at all times be kept confidential. Consultant further agrees that it will, upon termination of its engagement with Company, return to Company all books, records, lists and other written, typed or printed materials, or any other materials or information kept on any media whatsoever of or related to the Company, whether furnished by the Company or prepared by Consultant, which contain any Intellectual Property, and Consultant agrees that it will neither make nor retain any copies of such materials after termination of engagement. For purposes of this paragraph, references to the business or information of or relating to the Company shall include the information or business of any subsidiary or affiliate of Company.

12.3	Third Party Information: Consultant understands that the Company has received and, in the future will receive from third parties confidential or Intellectual Property of their own (“Third Party Information”), subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. During the term of its engagement and thereafter, Consultant will hold Third Party Information in the strictest confidence and will not disclose to anyone (other than Company Personnel who need to know such information in connection with their work for the Company) or use, except in connection with its work for the Company, Third Party Information unless expressly authorized in writing.

12.4	Use of Information of Prior Companies or Others: Consultant will not improperly use or disclose any confidential information or trade secrets, if any, of any former company or any other company or person to whom it has an obligation of confidentiality and will not bring onto the premises of the Company any unpublished documents or any property belonging to any former company or any other company or person to whom it has an obligation of confidentiality unless consented to in writing by that company or person. Consultant will use in the performance of its duties only information which is generally known and used by persons with training and experience comparable to its own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company.

Quara Devices Inc.

1623 Central Avenue, Ste. 204,

Cheyenne, WY 82001.

13.	Assignment of Discoveries

13.1	Business Opportunities; Patentable, Copyrightable, Trademarkable Devices & Other Inventions:

Except for any opportunities or other information related to the Third Party Services Consultant is engaged in, Consultant will make full and prompt written disclosure to the Company of:

(a)	any business opportunity of which it becomes aware and which relates to the business of the Company or any of its subsidiaries or affiliates; and,

(b)	any idea, suggestion, device, program code, apparatus, recipe, formula, method, process or improvement, whether patentable, copyrightable, trademarkable or not, which it may invent, discover or think of, either solely or jointly with any other person or persons, resulting from or in the course of any performance by Consultant of the Services for the Company, or relating to the work or duties Consultant was assigned to perform or actually does perform for the Company, or relating to any phase of the Company’s business or fields of interest in each case whether or not the idea, suggestion, device, program code, apparatus, recipe, formula, method, process or improvement is (i) related to the Company project to which it is so assigned; (ii) made with a contribution by the Company or the use of the Company’s facilities, Equipment, materials, allocated funds, Intellectual Property, or services of the Company’s other Consultants or associated persons; or (iii) made during the working hours Consultant performs the Services for the Company.

13.2	Consultant hereby agrees that all right, title and interest in and to all of Consultant’s “Discoveries” (defined below) and work product made while performing the Services for the Company during the Engagement Period and pursuant to this Agreement, shall belong solely to the Company, whether or not they are protected or protectable under applicable patent, trademark, service mark, copyright or trade secret laws. For purposes of this Clause, “Discoveries” means all Intellectual Property, inventions, designs, discoveries, improvements and copyrightable works, including, without limitation any information relating to the Company’s image, know-how, processes, designs, computer programs and routines, recipes, formulae, techniques, developments or experimental work, work-in-progress or business trade secrets made or conceived or reduced to practice by the Company as a result of Consultant’s performance of the Services. Consultant hereby assigns to the Company all of Consultant’s right, title and interest, including all Proprietary Rights1, to or in such Discoveries. The provisions of this Clause expressly exclude any Discoveries developed on Consultant’s own time; any Discoveries developed as part of the Third Party Services; any Discoveries made without the Company’s equipment, facility, supplies, trade secrets or confidential information; and any Discoveries that do not relate (i) directly to the business of the Company, or (ii) the Company’s actual or demonstrably anticipated research or development of which the Consultant is aware. Consultant covenants that it shall keep the Company informed of the development of all Discoveries made, conceived or reduced to practice by the Company, in whole or in part, alone or with others, which either result from any work Consultant may do for, or at the request of, the Company, or are related to the Company’s present or contemplated activities, investigations, or obligations.

1 “Proprietary Rights” shall mean all trade secret, patent, copyright, mask work, trademark, moral rights and other intellectual property rights or rights attached to such intellectual property throughout the world.

Quara Devices Inc.

1623 Central Avenue, Ste. 204,

Cheyenne, WY 82001.

13.3	Enforcement of Proprietary Rights. Consultant hereby agrees to assist the Company in every proper way to obtain, and from time to time enforce, United States, Canadian and foreign Proprietary Rights relating to Company Inventions in any and all countries. To that end, at Company’s sole expense, Consultant agrees to execute, verify, and deliver such documents and perform such other acts (including appearances as a witness) as the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining, and enforcing such Proprietary Rights and the assignment thereof. In addition, Consultant agrees to execute, verify, and deliver assignments of such Proprietary Rights to the Company or its designee. Consultant’s obligation to assist the Company with respect to Proprietary Rights relating to such Company Inventions in any and all countries shall continue beyond the termination of its engagement, but the Company shall compensate Consultant at Consultant’s reasonable hourly rate after its termination for the time actually spent by Consultant at the Company’s request on such assistance.

13.4	Records. Consultant agrees to keep and maintain adequate and current records (in the form of notes, sketches, drawings, and in any other form that may be required by Company) of all intellectual property developed by its and all inventions made by it during the period of its engagement with the Company and pursuant to this Agreement, which records shall be available to and remain the sole property of the Company at all times.

14.	Non Competition, Non Solicitation, Non Disparagement

14.1	Non Competition. During the Term and for a period of one (1) year after termination of this Agreement, the Consultant agrees that it will not, directly or indirectly, as an individual, as a member, employee, or agent of a firm, as a shareholder, director, officer, consultant or agent of a corporation, or as part of any other organization or group, participate in, assist, engage in, advise or consult for, lend money to, guarantee the debts or obligations of, permit its name to be used by, or be in any way connected with a business which competes in any way with the intellectual property (the “Non Competition”). Non-Competition expressly excludes the Third Party Services, and is limited to business activities surrounding the research, the commercial application of the research, licensing of intellectual property and commercialization of proprietary technology directly related to the business of the Company as of the termination date of Consultant’s performance of the Services. This non-compete is not intended to prevent the Consultant from continued participation in building brands and serving as an advisor to business entities within the US or internationally. The Consultant agrees to abide by section 2 (d) herein to ensure transparency with CEO of the Company and inform the Company of all adjacent consulting or Board engagements to ensure activities by the consultant are not misunderstood to be in competition with the actual business of the Company as noted herein. Further, the Consultant agrees that should he become a director of the Company he will abide by all fiduciary duties expected of a director including recusing himself from director votes if he is in a conflict as a result of his other consulting arrangements with other companies.

14.2	Non Solicitation. During the Term and for a period of one (1) year after termination of this Agreement, the Consultant will not, directly or indirectly:

Quara Devices Inc.

1623 Central Avenue, Ste. 204,

Cheyenne, WY 82001.

(a)	persuade or induce any customer of Company to patronize any other business which competes in any way with the business of Company or an Affiliate; and

(b)	request or advise any customer of Company or an Affiliate to withdraw, curtail or cancel such customer’s business with Company or an Affiliate.

14.3	Non Disparagement. Neither party will publish or communicate disparaging or derogatory statements or opinions about the other party, including, but not limited to, disparaging or derogatory statements or opinions about the either party’s ownership, management, products or services, to any third party; provided, however, that it shall not be a breach of this Agreement for either party to testify truthfully in any judicial or administrative proceeding or to make statements or allegations in legal filings that are based on that party’s reasonable belief and are not made in bad faith.

15	Recourse on Breach. The Consultant acknowledges that damages would be an insufficient remedy for a breach of this agreement and understands that the Company may apply to a court for injunctive relief to restrain the Consultant’s breach, or threatened breach, of this Agreement in addition to damages arising from the breach or threatened breach.

16	Termination. This Agreement may be terminated at any time by either party upon provision of 60 days written notice to the other Party of its intention to terminate. Upon receipt of such written notice, the Consultant shall perform only those Services necessary to complete any Services requested by the Company up to and including the date of receipt of such written notice of termination. The Company shall pay Consultant for all fees owed to Consultant for the Services no later than 15 days after the termination date contained in a written notice to terminate.

17	Independent Legal Advice. The Consultant agrees that it has had independent legal advice or the opportunity to receive same in connection with the execution of this agreement and has read this agreement in its entirety understands its contents and is signing this agreement freely and voluntarily without duress or undue influence from any party.

18	Currency. All monies which are referred to in this Agreement are, unless expressly stated otherwise, expressed in lawful money of the United States of America.

19	Entire Agreement. This agreement supersedes all prior agreements, whether written or oral, express or implied, between the parties, and constitutes the entire agreement between the parties.

20	Assignment. This Agreement may not be assigned by either party without the written consent of the non-assigning party.

21	Enurement. This Agreement shall bind and enure to the benefit of the Company’s permitted successors and assigns, and the Consultant’s successors and permitted assigns.

22	Amendment and Waiver. No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the parties.

Quara Devices Inc.

1623 Central Avenue, Ste. 204,

Cheyenne, WY 82001.

23	Severability. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision and any invalid provision will be severable from this agreement.

24	Governing Law. This Agreement is governed by and is to be considered, interpreted and enforced in accordance with the laws of the State of Wyoming, USA and applicable Federal laws. The Consultant hereby attorns to the non-exclusive jurisdiction of the courts of Wyoming, USA.

25	Headings. All headings in this agreement are for convenience only and shall not be used for the interpretation of this agreement.

26	Confidentiality of Agreement. The terms of this agreement are confidential and neither the Consultant nor the Company may disclose its terms without the written consent of the other party with the exception of disclosure to legal or financial advisors, and disclosure required by the law.

27	Counterparts. This Agreement may be executed by manual signatures or through the use of electronic signatures, and in as many counterparts as may be necessary, and each of which so signed shall be deemed to be an original and provided that all of the parties hereto have executed a counterpart, such counterparts together shall constitute one and the same Agreement. Such executed copy may be transmitted by pdf attachment to an email, via an electronic signing platform such as Docusign, facsimile or other electronic method of transmission, and the reproduction of signatures by any such method before mentioned will be treated as binding as if originals.

IN WITNESS WHEREOF, the parties hereto have executed this Independent Consulting Agreement.

QUARA DEVICES INC.

By:	/s/ Rod Reum	/s/ Kenneth F. Reardon
	Rod Reum, Executive Chairman	Kenneth F. Reardon

KFR Tech, LLC

By:	/s/ Kenneth F. Reardon
Kenneth F. Reardon, Manager

Quara Devices Inc.

1623 Central Avenue, Ste. 204,

Cheyenne, WY 82001.

SERVICES DESCRIPTION

Job Title: Chief Science Officer of Quara Devices Inc.	Location: Based at Home (currently Fort Collins)
Department: Business Team	Reports to: CEO
Revision Date: June 2019	Fair Labor Standards Act (FLSA): Exempt

Position Overview

This position is a senior business officer for the Company and is specifically responsible for the Quara Devices Inc. and the Divisions of the Company. The position reports to the Chief Executive Officer of the Company

Responsibilities

Responsibilities are all those required of the Chief Science Officer of a startup biotech company and as requested by the CEO including but not limited to:

●	Responsible for contributing to the Company’s vision, mission, goals, and strategies;
●	Oversee the scientific functions of the Company, including basic and applied research projects, as well as the development of new processes, technologies or products;
●	Create annual operating plans that support strategic directions set by the board and CEO and correlate with annual operating budgets;
●	Provide a focus on wealth maximization that adds to the value to the Company.
●	Develop and monitor strategies for ensuring the long-term financial viability of the organization.
●	Represent the Company at the highest level.
●	Assist the CEO in corporate negotiations when required.
●	Confer with company officers to plan business objectives, to develop organizational policies to coordinate functions and operations between subsidiaries and departments.
●	Establish responsibilities and procedures for attaining objectives.
●	Confer with company officers on strategy for and liaison with stock market, business press and business analyst’s community.
●	Support the CEO and other executives, where requested, with company import/export administration, licensing, contracts and agreements, corporate-level negotiations (e.g., acquisitions and divestments, disposals), major supplier/customer/partner relationships, regulatory bodies relationships and strategies, approvals and accreditations.

Quara Devices Inc.

1623 Central Avenue, Ste. 204,

Cheyenne, WY 82001.

CURRENT POLICIES

TRAVEL AND EXPENSE REIMBURSEMENT POLICY.

This Policy is to provide the business traveler guidelines to follow for conducting approved business travel on behalf of Quara. The Company recognizes how difficult and stressful travel is in today’s post 9/11 environment. We also appreciate the fact that often business travel means being away from family and home. Our primary goal is for our employee business travelers to be safe while traveling while we balance the need to conduct necessary and required business with the disruption that occurs in their lives. The Company also has to take into consideration the need for all business travelers to be cost-conscious and to minimize unnecessary and unreasonable costs for transportation and lodging. These costs can be controlled by the traveler by advance planning and determination to book travel that is both convenient and cost-effective.

This Policy is different from other company travel policies in that it is the responsibility of the business traveler to make decisions on travel arrangements and the costs associated thereto. It is Quara’s belief that all travelers will be prudent and make the right decisions that are in the mutual best interests of the traveler and Quara. The Guidelines contained herein are to provide the traveler with perimeters to make those arrangements and to judge the relative costs associated with the arrangements. Your supervisor will have to approve payment and his/her discretion in approving is also part of the process. It would be prudent for all travelers to discuss with their supervisor the travel budget. This will avoid unnecessary conflict and allow the traveler and the supervisor to both do their jobs more efficiently.

Quara does not have a contracted travel agency relationship so all bookings are up to the traveler to use the appropriate online resources to book travel. There are so many apps and portals to book travel and to obtain frequent traveler discounts and best rates.

1.       TRANSPORTATION – Airline, Train, Auto

a.       Airline Travel: Using the various airline apps and such sites as Kayak, Travelocity, CheapTickets.com, Priceline, etc. the traveler should book an economy ticket for domestic travel that generally has the lowest available fare for the time, date and departing and arriving airports. Non-stop and one-stop flights are the preferred flights for both making the travelers time more efficient and minimizing travel time away from home. There are occasions when the traveler knows that the odds are higher that there could be schedule changes where it might make sense to purchase a flexible fare economy ticket rather than a non-refundable ticket with change fees.

b.       Upgrades: On some occasions and circumstances, the traveler may want/need an “extra space” economy seat due to such circumstances as an accommodation due to physical conditions such as injury, illness or physical infirmity. The Company is willing to pay for such upgrades to accommodate the traveler special circumstances and provided the traveler obtains the general prior approval of his/her supervisor. Business class and 1st Class tickets will be the responsibility of the traveler and at his/her expense. Upgraded tickets should be charged to the traveler’s personal credit card and then submitted for reimbursement of the economy fare costs on their expense report along with a print-out of the booking web site pages showing the economy fares for the same flight on that date/time taken by the traveler.

c.       Train Travel: The Eastern Corridor is the primary area that train (Amtrak) travel will most likely occur for our travelers. It is recommended that travelers register on Amtrak.com and open an account in order to book tickets and obtain travel rewards to use for future travel. Using the traveler’s judgment, try to book the lowest cost ticket for the date, time and locations.

Quara Devices Inc.

1623 Central Avenue, Ste. 204,

Cheyenne, WY 82001.

d.       Local Transportation: For lots of reasons, rental cars should be rarely used unless in the traveler’s judgment the rental car is necessary due to the circumstances and business purposes of the travel. Fees and taxes are often very high for rental cars at airports and train stations. For example, it might more sense when multiple Quara travelers are on the same trip, flights, etc. to share a rent a car rather than all to take other modes of transportation individually. The travelers should collaborate and communicate with each other to determine the best and most feasible modes of local transportation – especially to and from the arrival and departure airports. Otherwise, travelers are encouraged to take public transportation and less expensive car services such as Uber, Lyft, Juno and Via in the locales that offer those options.

e.       Use of Personal Auto: If a traveler uses her/her personal vehicle for business use, the Company will reimburse for the IRS allowable mileage rate in effect on the date of travel. https://www.irs.gov/credits- deductions/individuals/standard-mileage-rates-at-a-glance. It is the responsibility of the traveler to timely and accurately record the mileage and keep a log for future reference. The mileage will be reported on the Expense Report. It is the responsibility of the traveler to always have in good standing and effect the required minimum limits of insurance coverage (as required by the Company) on his/her personal vehicle and to provide Quara with evidence of insurance annually to show good standing, and/or any time there is a change in insurance coverage or limits.

f.       Per Diem to Cover Lodging and Meals and Misc. Expenses: In addition to the transportation expenses listed above (a, b and c), the traveler will be reimbursed a per diem for each day (defined as, if the traveler is away on travel for more than 8 hours and more than 100 miles from home) on official travel, provided these expenses are not paid for directly by a senior management traveler who accompanies the traveler. The amount of the Quara per diem is determined by the Federal Government approved (IRS and GSA) annual rates. Refer to the GSA table for the approved rates. https://www.gsa.gov/travel/plan-book/per-diem-rates/per-diem- rates-lookup. The per diem is automatically approved and does not require submission of expense receipts. If an extraordinary expense were to occur such as for lodging in a high cost area where no low-cost rooms were available and the cost of lodging exceeded the per diem, the traveler should notify his/her supervisor ASAP and inform of the extraordinary costs PRIOR to the submission of the traveler’s expense report.

2.       Expense Reports: It is the responsibility of the traveler to prepare and submit his/her Expense Reports in a timely, complete and accurate manner. A traveler should submit his/her completed Expense Report no later than 30 days after the completion of travel for those trips covered in the Expense Report. Reports submitted after 30 days will not be reimbursed except by express approval of the Chief Financial Officer. It is the responsibility of the traveler’s supervisor to review and approve a traveler’s expense report no later than five (5) business days after receipt. It is the responsibility of Quara to swiftly pay a properly completed Expense Report, and normally within one pay period after submission of the approved Expense Report. The goal is to have the employee reimbursed his/her expenses with fourteen days after submitting his/her Expense Report.

a.       Receipts: Using the current Quara Expense form, the traveler must attach a receipt for each expense claimed other than the normal Per Diem. For Transportation expenses, it is highly recommended that the traveler print and attach a copy of the air or train fare options available for the date and time of the flight or train taken. This will assist your supervisor with approvals and evidence the traveler’s judgment on which flights and fares chosen for the travel.

b.       IRS Rules and Guidelines: It is the joint responsibility of the traveler and Quara to understand and follow the IRS rules and guidelines for travel and travel receipts. Why? Because if the IRS or state audits the files and reimbursements, and the proper documentation is not present, the Service and/or State may disallow the deductibility of the expense to the Company, and/or re-classify the traveler’s expense as earnings and tax you and the Company.

Quara Devices Inc.

1623 Central Avenue, Ste. 204,

Cheyenne, WY 82001.